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Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on May 11, 2004 an amended registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        The following information was and will be available to employees of WellPoint Health Networks Inc. commencing on May 11, 2004.

2

The Transition Planner
News and information for associates

Volume I, Issue 2 May 11, 2004

In this issue:

•
States Approve Merger
•
Merger Planning Moving Forward
•
Meet the Transition-Planning Teams
•
Answering Your Questions

GROWING NUMBER OF STATES APPROVE MERGER

        As part of the process to gain necessary state approvals related to the merger, Anthem and WellPoint representatives have continued to meet with state regulators to obtain the required approvals. Out of the 12 state regulatory approvals necessary, we have received nine approval orders (Illinois, Missouri, Oklahoma, Texas, Virginia, West Virginia, Wisconsin, Delaware and Puerto Rico). One approval is pending in Georgia and two in California (Department of Insurance and the Department of Managed Health Care). Approvals are needed from the states where WellPoint regulated subsidiaries are domiciled because the merger will bring about a change in ownership.

        Work continues toward the completion of the regulatory approval process and the transaction is still expected to close by mid-year. Look for more approval updates in future issues of The Transition Planner.

MERGER TRANSITION PLANNING MOVING FORWARD

        One of the anticipated benefits of the Anthem-WellPoint merger is the potential to identify and implement best practices from each company that will make the combined company even stronger. In keeping with our commitment to inform you about merger-related decisions as soon as possible, the following is an update on recent transition-planning team recommendations that have been approved. Further recommendations and approvals are still in progress, so look for additional updates in future issues of The Transition Planner.

Human Resources

        As our merger announcement said, the new company will offer associates opportunities for personal growth and development across a much larger organization.

        Effective with the close of the merger, associates of the new company will be able to apply for promotions and transfers across the enterprise. Day One intranet access to job postings will be available to all WellPoint and Anthem associates, with links available on both intranet sites so associates of each can view the other's job postings. With this process in place, associates will be able to view job openings and post for those that interest them right away.

        Because we know these and other HR-related questions are important to associates, we will continue to update you through The Transition Planner as the HR Team continues its work and decisions are made.

Finance

        At Anthem, there's an oft-quoted principle: "If it moves, we measure it." At WellPoint, there's a similar guiding statement: "If you can't count it, it doesn't count."

        While Anthem and WellPoint share very similar internal and external financial reporting requirements, the systems and processes used to capture and report financial information differ. An interim reporting solution was approved for the first few financial closes of the new company, beginning with the July 31, 2004, close, assuming the merger closes at mid-year as planned. This interim solution will maintain most current workflow and close processes for each company as they are today. Several of WellPoint's existing financial applications are newer generation, web-based technologies, which will provide additional functionality over some existing Anthem applications. Consolidation of the combined entity financial results will occur on the current WellPoint systems platforms by feeding Anthem results from its existing general ledger and consolidation system to the WellPoint general ledger. This interim closing process will continue until the long-term financial systems strategy for the new company is implemented.

BIS Selected for Internal Management Reporting

        In a related decision, we will adopt WellPoint's BIS (Business Information System), an excellent tool, for the new company's internal management reporting.

        BIS is a Web-based application that presents Finance, Human Resource, Membership and Operational metrics in one flexible, easy-to-use tool that will contain both Anthem and WellPoint data. BIS requires no special software installation. Its Windows-style layout and design will be familiar to most users, making it easy to retrieve data from the system. Rollout of BIS will be phased, with any gaps between BIS and the Anthem management reporting system being addressed after the close of the merger.

Membership Reporting

        Today, both Anthem and WellPoint consolidate and report actual total company membership at the corporate level, providing a single source for membership data. This corporate membership data is critical to our business and is reported to key external constituents, as well as to the board of directors and executive management. It provides the data for corporate financial analysis purposes, as well as for reporting sales, terminations, lapses and persistency/retention.

        There is a difference, however, in both the collection system and the level of detail collected at the corporate level by the two companies. While WellPoint collects member-level data at corporate, Anthem maintains the same level of detail at the regional level and accumulates more highly summarized data at the corporate level.

        Following the merger, the new company will use WellPoint's WARP 1 (WellPoint Actuarial Reporting Process) for collecting and storing membership data. And, as a result of the collaborative effort by planning teams, modified Anthem summary level data will be collected, providing more corporate visibility to member-level data than is collected by Anthem today.

        The existing process for compiling and reporting budgeted and forecasted membership will remain the same.

INTRODUCING THE TRANSITION-PLANNING TEAMS

        A merger of this magnitude can only be accomplished through thoughtful, collaborative planning. To efficiently and effectively meet the goals and timelines set forth by the merger's Executive Steering

Committee (ESC), 27 transition-planning teams—including approximately 1000 associates from both companies—were formed to address key functional areas for the new company.

        These teams have been charged with developing and presenting analyses and action plans to achieve targeted improvements in service and cost savings, and are responsible for making recommendations to the ESC. Look for approved recommendations from these teams in this and future issues of The Transition Planner.

Transition-Planning Team	Anthem Leadership	WellPoint Leadership
Actuarial	Cindy Miller	Alice Rosenblatt
Business Continuity	Mark Fitzgerald	Carol Burt
	Cindy Miller	Steve LaBrique
Corporate Communications	Brooke Taylor	John Cygul
	Ed West	Terry Weeks
Corporate Strategic Planning	Mark Boxer	Carol Burt
Stuart Campbell
Facilities	Mark Day	Carol Burt
Craig Honig
FEP	Lynne Gross	Becky Kapustay
Finance	Mike Smith	Dave Colby
Human Resources	Fred Brown	Barbara McNamara
	Randy Brown	Tom Van Berkem
Information Technology (Including eBusiness)	Mark Boxer	Anil Kottoor
	Jane Niederberger	Ron Ponder
	Mary Scanlon	John Watts
Internal Audit, Compliance, Fraud & Abuse	Randall Lewis	Susan Porath
Legal	Dave Frick	Tom Geiser
Marketing, Market Research & Branding	Mark Boxer	Susan Cotton
	Mary Scanlon	Gene Householter
Medical Management & Policy	Sam Nussbaum	Woodrow Myers
Medicare Intermediary	Dave Frick	Tom Geiser
National Accounts	Mike Houk	John Watts
Non-Blue Branded—Health Operations	Keith Faller	Sandra Van Trease
Operations	Shirlee Cassidy	Gene Householter
Linda Masci
Pharmacy Benefit Manager (PBM)	James Lang	Mike Nameth
Print / Mail	Mark Day	Deborah Freedman
Product Portfolio	Marjorie Dorr	Dave Helwig
Provider Contracting	Robert London	John O'Rourke
Bob McIntire
Public Affairs	Dave Frick	Tom Geiser
Purchasing & Corporate Travel	Mark Day	Bill Cook
Sales & Distribution	Chuck Slater	John Watts
Senior & State Sponsored Programs	Lynne Gross	Joan Herman
Specialty Products	John Murphy	Joan Herman
Underwriting	John Martie	Gene Householter

ANSWERING YOUR QUESTIONS

        As part of our overall communications effort, we are committed to helping you better understand some of the changes and advantages of the Anthem/WellPoint merger by answering as many of your questions as possible.

        Below you will find answers to new questions submitted by associates following the last issue of The Transition Planner. We hope the answers will help clarify some of your questions as well. To submit your own questions electronically, visit the Ask Your Question page on the Merger Transition Planning Site on WorkSite.

1.	When will the merger between Anthem and WellPoint be complete?
We continue to anticipate a mid-year closing date.
2.
Will we be able, once the merger is complete, to transfer our job to one of these new locations? Also, when is the projected date for the merger to be complete and how soon after can we post for a job with another site?

Job openings in both companies will be open to associates, effective with the close of the merger. Associates will be able to view job postings on the intranet and post for positions that interest them.
3.	Will there be any layoffs, impact to current jobs or jobs moved from an existing site to another?

This merger should provide greater opportunities for most associates as we become a larger, expanding company. However, in any merger of this size, duplication of jobs has to be addressed through consolidation.

When duplicate jobs need to be eliminated, our continued commitment will be to do so in such a way that minimizes personal disruption and treats individuals with dignity and respect. Attrition (not filling open jobs) will be used whenever possible to reduce duplication. Associates will be given opportunities and support in locating alternative opportunities within the company, should their position be eliminated. When, as a last resort, associates must leave the company, both severance and outplacement support will be provided to assist in the transition.
4.
There will no doubt be job redundancies as a result of the merger. Have the transition-planning teams considered utilizing a voluntary separation program to handle associates in this situation to alleviate employee morale issues?

The Human Resources team is still developing the planning model and process that will be used for this merger, and it is too soon to say exactly what the process will look like. While the team is still taking a comprehensive look at all options, both companies are growing, and as a result, wide-ranging voluntary separation plans are unlikely.
5.	How will the merger affect Medicare government contracts?

Exactly how our Medicare contracts will be affected by the merger is unknown at this time, especially in light of the recently enacted Medicare reform legislation. Medicare contracts will be the focus of one of the 27 transition-planning teams. This team will be responsible for making recommendations to the merger's Executive Steering Committee (ESC) concerning how this aspect of the business should be structured. Although new developments will be communicated as soon as possible, approved recommendations will not be implemented until after the close of the transaction.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This document contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to the Anthem's and WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 and Anthem's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem's proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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